UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )

CRYSTAL RIVER CAPITAL, INC.

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

229393301

(CUSIP Number)

Three World Financial Center

200 Vesey Street, 10th Floor

New York, NY 10281-1010

(212) 549-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2010 for Bedford Drive Capital Partners, LLC and March 4, 2009 for Steven D. Lebowitz

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229393301	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON BEDFORD DRIVE CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,569,387
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,569,387
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,569,387
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.3%
14	TYPE OF REPORTING PERSON 00 (LIMITED LIABILITY COMPANY)

CUSIP No. 229393301	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON STEVEN D. LEBOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,569,387
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,569,387
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,569,387
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.3%
14	TYPE OF REPORTING PERSON IN

Schedule 13D

1. Item 1. Security and Issuer.

This report on Schedule 13D (the “Report”) pertains to the common stock, par value $0.001 per share, of Crystal River Capital, Inc. a Maryland corporation (the “Common Stock” and the “Issuer” respectively). According to the Issuer’s filings, its principal executive offices are located at Three World Financial Center, 200 Vesey Street, 10th Floor, New York, New York 10281.

2. Item 2. Identity and Background.

This Report is filed by Bedford Drive Capital Partners, LLC, a Nevada limited liability company (“BDCP”). BDCP was formed on February 26, 2010 by Steven D. Lebowitz, as its sole member, to hold shares of Common Stock and to consider the alternatives available to BDCP as a shareholder of the Issuer in light of the recent announcement by the Issuer of a cash out merger agreement. On February 24, 2010, the Issuer issued a press release announcing that it had entered into an agreement (the “Acquisition Agreement”) with Brookfield Asset Management, Inc and B Acquisition Sub Inc. providing, subject for to certain conditions, for the merger of the Issuer with and into B Acquisition Sub Inc. in a transaction in which the shareholders of the Issuer, other than Brookfield Asset Management, Inc., would be cashed out for $0.60 per share (the “Proposed Brookfield Merger”). BDCP’s principal business address is 439 N. Bedford Drive, Beverly Hills, California 90210.

This Report is also being filed by Mr. Lebowitz as the sole member and sole managing member of the BDCP. The business addresses for Mr. Lebowitz is 439 N. Bedford Drive, Beverly Hills, California 90210.

BDCP and Mr. Lebowitz have agreed to file this Report as a joint filing, and are collectively referred to herein as the “Reporting Persons.”

The principal business of BDCP is to hold shares of the Issuer and to consider its alternatives as a shareholder in light of the Proposed Brookfield Merger. The principal business of Mr Lebowitz is the management of his various real estate and other assets, including the ownership, development and operation of various medical office buildings, nursing homes and mental health facilities and the ownership and management of BDCP.

Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Lebowitz is a US citizen.

3. Item 3. Source and Amount of Funds or Other Consideration.

BDCP currently owns 1,569,387 shares of Common Stock, representing (according to the Issuer’s filings with the Commission) 6.3% of the outstanding shares of such Common Stock. BDCP received its interest in the Issuer as a capital contribution by Mr. Lebowitz, free and clear of all liens and has no debt. On the date of the contribution, the value of such shares was $941,632.20, based on the closing price for such shares on that date.

4. Item 4. Purpose of Transaction.

The shares of Common Stock owned by BDCP have been beneficially owned by Mr. Lebowitz for more than the past sixty (60) days. These shares were originally acquired by Mr. Lebowitz for investment purposes.

As a result of the announcement of the Proposed Bookfield Merger, Mr. Lebowitz has determined to reassess his situation, and has formed BDCP to explore the possibility of participating in and potentially to participate in a possible alternative transaction providing for the acquisition of the Issuer and/or all or substantially all of its assets.

The Reporting Persons believe that the consideration being offered for the Issuers Common Stock in the Proposed Merger is inadequate and, accordingly, BPCP is in the process of considering its alternatives and discussing possible alternatives with other shareholders.

Subject to certain exceptions, the provisions contained in the Articles of Amendment and Restatement of the Issuer limit the shares that can be held by any one person to 9.8% of the shares of Common Stock outstanding. Since the Issuer has determined to sell itself, the Reporting Persons do not believe that there is any compelling reason to maintain such limitations on ownership in place and/or to maintain the Issuer’s status as an REIT (other than that the provisions of the Acquisition Agreement appear to require that the Issuer maintain its REIT status until the closing), and intend to seek the approval of the Issuer to increase BDCP’s ownership interest in the Issuer. The Reporting Persons believe that, in light of the Proposed Brookfield Merger, the above referenced ownership limitations, discriminate against the ability of existing shareholders to protect their interests by working together to develop alternative transactions and/or to solicit proxies to oppose the Proposed Brookfield Merger.

If approval is granted, then BDCP, depending upon, among other things, market conditions, the price at which and quantities in which shares of Common Stock are trading and available, and alternative investments available to BDCP, to increase its share holdings. At the present time, BDCP has no intention of selling its shares of Common Stock and will likely vote against the approval of the Proposed Brookfield Merger. Mr. Lebowitz has no present plans of increasing his ownership interest in the Issuer, other than through BDCP.

In addition, while no assurance can be given that any such actions will be taken, BDCP (and Mr. Lebowitz, acting in his capacity as the managing member of BDCP) may

•

oppose the Proposed Brookfield Merger by participating in the solicitation of proxies in opposition to the Proposed Brookfield Merger, and/or by participating in the proposal of one or more alternative transactions;

•	seek representation on the board of directors of the Issuer, and/or the removal or non-reelection of one or more of the current members of the Issuer’s board of directors;

•	seek changes in the management of the Issuer; and

•

support, help to organize, propose and/or participate in transactions that could result in the loss of the Issuer’s status as an REIT, in the discontinuance of the ongoing listing of the Issuer’s securities on the NASDAQ Bulletin Board and/or the termination of the registration of the issuers shares pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

5. Item 5. Interest in Securities of the Issuer.

BDCP owns 1,569,387 shares of Common Stock, representing, according the Issuer’s filings with the Commission, 6.3% of such Common Stock outstanding. These shares were contributed to the capital of BDCP by its sole member, Mr. Lebowitz. On the date of such contribution, such shares had a value of $941,632.20, measured by reference to the closing trading price of such shares on the Over-The-Counter Bulletin Board on March 1, 2010.

The shares held by BDCP were contributed to it by Mr. Lebowitz on March 1, 2010. During the past sixty (60) days, Mr. Lebowitz, on February 23, 2010, acquired directly all of the shares held by Mr. Lebowitz’s family limited liability company (195,442 shares) in consideration of the payment of $156,354. This trade was affected on the Over-The- Counter Bulletin Board. These shares were included within the shares contributed by Mr. Lebowitz to BDCP.

6. Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Neither of the Reporting Persons have any contracts, arrangements, understandings or relationships with respect to securities of the Issuer, other than the organizational documents forming and governing BDCP

7. Item 7. Material to be Filed on Exhibits.

Attached as Exhibit 1 is the Joint Filing Agreement entered into by the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2010

Bedford Drive Capital Partners, LLC

By:	/s/ STEVEN D. LEBOWITZ
Steven D. Lebowitz
Its:	Managing Member

/s/ STEVEN D. LEBOWITZ
Steven D. Lebowitz In his individual capacity

Joint Filing Agreement

This joint filing agreement is made and entered into as of this 1st day of March, 2010 by and among Bedford Drive Capital Partners, LLC, a Nevada limited liability company (“BDCP”), and Steven D. Lebowitz, an individual person and the sole member and sole managing member of BDCP (“Lebowitz’).

Reference is made to Rule 13d-1(k). BDCP and Lebowitz hereby agree that the statement on Schedule 13D dated of even date herewith pertaining to Crystal River Capital, Inc., and to which this agreement is attached as an exhibit, is filed on behalf of each of them.

Bedford Drive Capital Partners, LLC

By:	/s/ STEVEN D. LEBOWITZ
Steven D. Lebowitz
Its:	Managing Member

/s/ STEVEN D. LEBOWITZ
Steven D. Lebowitz In his individual capacity

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